

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St Laurent, Quebec, Canada, H4M 2V2

      Re: **Nymox Pharmaceutical Corporation**
                Form 20-F for the Fiscal year Ended December 31, 2012
                Filed March 15, 2013
                File No. 001-12033

Dear Mr. Wolvin:

We have reviewed your July 31, 2013 response to our July 24, 2013 comment letter and have the following additional comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In your response, please ensure that you provide the complete proposed disclosure that you intend to supply in your future annual reports for both prior comments 1 and 2, and include the proposed disclosure that is responsive to our prior comment letters, including the letters of July 3, 2013, July 24, 2013, and this letter.

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

2. We note your response to our prior comment 1 and reissue the comment in part. We acknowledge that the agreement does not provide an explicit "cap" on milestone payments, but we note that there are individual triggering events for a specified number of milestones in the agreement. We view the potential aggregate amount you could receive under this agreement in milestone payments as material information to investors.

As such, please disclose the total aggregate amount of milestone payments that you are eligible to receive under the terms of the Recordati agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director